===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                    FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For The Fiscal Year Ended December 31, 1998

          OR

[     ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


                    For the transition period _____ to _____

                             COMMISSION FILE NUMBER
                                     0-27222

         CFC INTERNATIONAL, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                             CFC INTERNATIONAL, INC.
                                500 State Street
                            Chicago Heights, IL 60411


===============================================================================

REQUIRED INFORMATION

                                                            Page
                                                            ----

(a)  Financial  Statements - Plan financial statements      3-14
     and schedules prepared in accordance with financial reporting requirements of ERISA.

     See accompanying Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)  Signatures                                              15

(c)  Exhibits                                                16

     23       Consent of Independent Accountants

                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1998 AND 1997

                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                     --------------------------------------

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            --------------------------------------------------------

                                                                 Page
                                                                 ----

Report of Independent Accountants                                   5

Financial Statements:

      Statement of Net Assets Available for
      Plan Benefits with Fund Information at
      December 31, 1998 and 1997                                    6

      Statement of Changes in Net Assets Available for
      Plan Benefits with Fund Information for the year
      ended December 31, 1998                                       7

      Notes to Financial Statements                              8-11

Supplemental Schedules:

      Item 27(a) - Schedule of Assets Held for Investment
        Purposes as of December 31, 1998                   Schedule I

      Item 27(d) - Schedule of Reportable Transactions
        for the year ended December 31, 1998               Schedule II

All other schedules of additional information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

June 29, 1999

To the Participants
and Administrator of
the CFC International, Inc.
Employees' Savings and
Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewatethouseCoopers LLP
Chicago, Illinois

                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                        STATEMENT OF NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1998 AND 1997
                           --------------------------

                         Fund Information
     -----------------------------------------------------------------------

      ABN       LaSalle      ABN
      AMRO         S&P       AMRO    ABN      ABN
    Treasury       500     Interna-  AMRO     AMRO      CFC
      Money      Equity     tional   Small    Fixed   Company
     Market       Index     Equity     Cap    Income   Stock   Loan
       Fund        Fund      Fund     Fund     Fund     Fund   Fund    Total
       ----        ----      ----     ----     ----     ----   ----    -----

December 31, 1998

Invest-
 ments,
 at
 fair
 val-
  ue $1,047,136 $4,112,314 $585,554 $548,662 $780,341 $231,928     -  $7,305,935

Receivables:
 Par-
 tici-
 pant
  con-
  tribu-
  tions  3,969     15,872    1,485   1,959     3,817      756      -      27,858
 Employer
  con-
  tribu-
  tions  1,237      4,948      463     611     1,190      236      -       8,685
         -----  ---------  -------  ------  --------  -------     ---  ---------
Total
 re-
 ceiv-
 ables   5,206     20,820    1,948   2,570     5,007      992      -      36,543

Loans to
 par-
 tici-
 pants       -          -        -       -         -        - $74,587     74,587
      --------  ---------  -------  ------  --------  ------- -------     ------

Net
assets
avail-
able
for
plan
bene-
fits$1,052,342 $4,133,134 $587,502 $551,232 $785,348 $232,920 $74,587 $7,417,065
    ========== ========== ======== ======== ======== ======== ======= ==========

December 31, 1997

Invest-
ments,
at
fair
val-
ue $4,218,654 $2,198,676 $ 10,928 $  11,256 $391,150 $242,787       - $7,073,451

Receivables:
Par-
tici-
pant
 con-
 tribu-
 tions 3,672      15,920    1,575     1,453     2,352       -       -     24,972

Employer
 con-
 tribu-
 tions 1,032       4,468      442       407       660       -       -      7,009
       -----   ---------  -------    ------  -------- -------     ---  ---------
Total
 re-
 ceiv-
 ables 4,704      20,388    2,017     1,860    3,012        -       -     31,981

Loans
 to
 par-
 tici-
 pants     -           -        -         -        -        -  120,792   120,792
      ------   ---------  -------    ------   ------  -------  -------   -------

Net
assets
avail-
able
for
plan
bene-
fits$4,223,358 $2,219,064 $ 12,945 $13,116 $394,162 $242,787 $120,792 $7,226,224
    ========== ========== ======== ======== ======== ======== ======= ==========

        The accompanying notes are an integral part of these statements.

                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                     --------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
           ----------------------------------------------------------

                         Fund Information
     -----------------------------------------------------------------------

      ABN       LaSalle      ABN
      AMRO         S&P       AMRO    ABN      ABN
    Treasury       500     Interna-  AMRO     AMRO      CFC
      Money      Equity     tional   Small    Fixed   Company
     Market       Index     Equity     Cap    Income   Stock   Loan
       Fund        Fund      Fund     Fund     Fund     Fund   Fund    Total
       ----        ----      ----     ----     ----     ----   ----    -----

Sources of net assets:
Emplo-
yee
con-
tribu-
tions$  71,544 $  249,650 $ 24,445 $ 34,799 $ 42,712 $ 25,451     -    $ 448,601

Em-
ployer
match-
ing
con-
tribu-
tions   13,909     68,009    5,888    8,152   15,399    3,290     -      114,647

Net
appreciation/
(depreciation)
in fair
value
of
in-
vest-
ments        -    824,845   74,443  (103,394) (5,657)(126,150)    -      664,087

Interest
and
dividend
income  84,548          -    7,184    12,144  36,783        -  8,367     149,026

Other
income
(loss)  49,724     17,839   15,404    12,044  (3,705) (12,260)     -      79,046
        ------     ------   ------    ------  ------- --------  ----     -------
Total
sources
of
net
assets 219,725  1,160,343  127,364   (36,255) 85,532 (109,669) 8,367   1,455,407
       -------  ---------  -------    ------- ------ --------- -----   ---------
Uses
of
net
assets:

Bene-
fits
paid   299,897    501,675   47,833    64,598  163,673 165,741 21,149   1,264,566
       -------  ---------  -------    ------  ------- ------- ------   ---------
Total
uses
of
net
as-
sets   299,897    501,675   47,833    64,598  163,673 165,741 21,149   1,264,566
       -------  ---------  -------    ------  ------- ------- ------   ---------

Net
inter-
fund
trans-
fers(3,090,844) 1,255,402  495,026   638,969  469,327 265,543(33,423)          -

Increase
(decrease)
in
net
assets
avail-
able
for
plan
bene-
fits(3,171,016) 1,914,070  574,557   538,116  391,186  (9,867)(46,205)   190,841

Net
assets
avail-
able
for
plan
bene-
fits:
Beginning
of
year 4,223,358  2,219,064   12,945    13,116  394,162 242,787 120,792  7,226,224
     ---------  ---------  -------    ------  ------- ------- -------  ---------
End
of
ye-
ar  $1,052,342 $4,133,134 $587,502 $551,232 $785,348 $232,920 $74,587 $7,417,065
    ========== ========== ======== ======== ======== ======== ======= ==========

        The accompanying notes are an integral part of these statements.

                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:
---------------------------------

The following description of the CFC International, Inc. Employees' Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan for more complete information.

The Plan is a defined contribution plan whose purpose is to provide retirement benefits for eligible employees of CFC International, Inc. (the Company), formerly The Coated Film Company, and its wholly owned subsidiaries.

Plan administration
-------------------

The Plan assets are held by the LaSalle National Trust, N.A. (the Custodian). The Custodian controls and has the authority to invest all contributions to the Plan. Individual participant accounts are maintained by SunGard Employee Benefit Systems (the Recordkeeper) for each investment fund and are credited with contributions, actual earnings from each investment fund in which such contributions are invested, and forfeitures. The Recordkeeper also calculates and charges individual participant accounts for withdrawals and benefit payments under the terms of the Plan. All administrative expenses of the Plan are borne by the Company.

Contribution policy
-------------------

Eligible employees may contribute between 2% and 18% of their annual compensation under a salary deferral agreement and can include up to 10% of that amount under a post-tax voluntary contribution arrangement. For each employee's salary deferral contribution up to a maximum of 4% of annual compensation, as defined, the Company will contribute 50% of such employee contribution. In addition, the Company may make a discretionary contribution to the Plan each year.

Participation and vesting
-------------------------

Employees who have completed one year of service and are at least 21 years of age are eligible to participate in the Plan. Participants are fully vested in their own contributions and in the Company's matching contributions. Participants gradually become vested in the Company discretionary contribution, with full vesting after 7 years of service. Forfeitures of nonvested participant balances are allocated in a manner similar to the Company discretionary contribution.

Withdrawals
-----------

Participants may withdraw any portion of their voluntary after-tax contributions at any time. In order for participants to withdraw a portion of their salary deferral contribution, they must show financial hardship, as defined in the Plan.

Termination
-----------

The Company believes the Plan will continue without interruption, however, it has the right to amend or terminate the Plan at any time. Should the Plan be terminated, participant account balances become 100% vested and Plan assets, after allowances for expenses of administration or liquidation, shall be allocated proportionately to each participant based on the net aggregate value of the participants' investment determined as of the date of Plan discontinuance.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------------

Basis of accounting
-------------------

The Plan's financial statements have been prepared on the accrual basis of accounting.

Investments and investment income
---------------------------------

The ABN AMRO Treasury Money Market Fund is a pooled money market fund whose investments are stated at fair market value as determined by the Custodian. Interest income on this fixed income fund is credited to individual participant accounts when earned.

The LaSalle National Trust S&P 500 Equity Index Fund is an equity mutual fund whose investments are stated at fair market value based upon published market quotations on the last business day of the year.

The ABN AMRO International Equity Fund invests in a portfolio consisting primarily of the equity securities of issuers in at least three countries other than the United States. The investments are stated at fair market value as determined by the Custodian.

The ABN AMRO Small Cap Fund invests in a portfolio consisting primarily of the common stocks of corporations with smaller capitalization levels that have a strong prospect for earnings growth. Due to the nature of the investments, the fund's share may fluctuate significantly in the short term. The investments are stated at fair market value as determined by the Custodian.

The ABN AMRO Fixed Income Fund invests in a portfolio consisting primarily of quality intermediate and long-term fixed income securities. The investments are stated at fair market value as determined by the Custodian.

The CFC International, Inc., common stock is a riskier investment; therefore, the Plan limits individuals to invest not more than 50% of their fund balance in the CFC Company Stock Fund. CFC International, Inc., does not pay dividends; therefore, no dividend income is credited to the individual participant's account.

All contributions to the CFC Company Stock Fund are initially deposited into the ABN AMRO Treasury Money Market Fund. The trustee initiates investment purchases and sales based on elected investment percentages. Interest income arises from the delay between when funds are deposited and when CFC shares are acquired.

Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis.

The plan  presents  in the  statement  of changes in net  assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
-------------

Employer discretionary contributions are recognized during the period in which approved by the Company's board of directors. No discretionary contributions were made during the year ended December 31, 1998. Employer matching and employee contributions are recognized during the period in which the employee's related compensation is earned.

Use of estimates
----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management regarding the reported amounts of assets and liabilities as well as the revenue and expenses recognized during the reporting period. Actual results could differ from these estimates.

Participant Loans
-----------------

Effective January 1, 1998, the Plan provides that a participant may borrow from the Plan an amount of at least $1,000 in multiples of $100 and not to exceed the lessor of 50% of the participant's vested account balance or $50,000 less the excess of the highest outstanding loan balance during the previous one year period over the outstanding balance as of the date of the loan. Each participant loan is evidenced by a note and is considered an investment of that participant's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus 1 percent on the date of the loan. Repayment occurs through payroll withholding over a period not to exceed 60 months, unless the loan is for the purchase or construction of a home, in which case the repayment period may extend to 180 months. Note that the loan balance as of December 31, 1997 relates to the transfer of existing loans from the Northern Bank Note Company ("NBNC"). See additional information in Note 5.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

Party-in-interest transactions consisted of loans made to participants and investments in the CFC Company Stock Fund. Stock in the CFC Company Stock Fund is acquired on the open market at fair market value on the date purchased. Party-in-interest transactions also consist of the investments in the LaSalle S&P 500 Index Fund and ABN AMRO Funds, as LaSalle is the trustee of the Plan and related to ABN AMRO.

NOTE 4 - TAX STATUS:
--------------------

A favorable determination letter dated September 12, 1995 has been received from the Internal Revenue Service regarding the Plan's tax-exempt status. Further, the Plan administrator believes the Plan is designed and being operated in accordance with its terms and Internal Revenue Code requirements. Accordingly, no provision for taxes has been made in the accompanying financial statements.

NOTE 5 - TRANSFER FROM OTHER PLAN
---------------------------------

On September 3, 1997, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of NBNC. NBNC is a financial security printer of stock certificates and other intaglio printed documents. Effective October 1, 1997, investments of NBNC employees now employed by the Company were transferred to the Plan in the amount of $3,486,873.

                                                        SCHEDULE I


                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN

           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                       Description of
                       investment including
Idneity of issue,      maturity date, rate of
borrower, lessor,      interest collateral,                           Current
or similar party       par or maturity value              Cost         Value
----------------       ---------------------              ----         -----

ABN AMRO Treasury*    ABN AMRO Treasury Money
                         Market Fund                   $1,047,136   $1,047,136

LaSalle National      LaSalle S&P 500 Index Fund        2,750,851    4,112,314
  Trust*

ABN AMRO Treasury*    ABN AMRO International
                         Equity Fund                      517,390      585,554

ABN AMRO Treasury*    ABN AMRO Small Cap Fund             636,774      548,662

ABN AMRO Treasury*    ABN AMRO Fixed Income Fund          769,386      780,341

CFC
 International, Inc.* CFC Company Stock Fund              367,461      231,928

Participant Loans*    Loans, 7.1 - 9%                           -       74,587
                                                       ----------   ----------
  Total Assets                                         $6,088,998   $7,380,522


*Denotes party in interest transaction

                                                         SCHEDULE II


                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                     --------------------------------------

                 ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                                                              Current
                                                              value
Iden-                                           Expense       of
tity     Des-   Num-                            in-           asset
of       crip-  ber                             curred        on         Net
Party    tion   of       Pur-      Sell-  Lease with    Cost  trans-     gain
In-      of     Trans-   chase     ing    Ren-  trans-   of   action     or
volved   Asset  actions  Price     Price  tal   action  Asset Date       (loss)
------   -----  -------  -----     -----  ---   ------  ----------       ------

ABN      ABN
AMRO     AMRO
Treas-   Govern-
ury      ment
         Money
         Market
         Fund     25  $  393,003          -   -   -       -  $393,003        -

ABN      ABN
AMRO     AMRO
Treas-   Govern-
ury      ment
         Money
         Market
         Fund     35           -    393,003   -   - 393,003   393,003        -

ABN      ABN
AMRO     AMRO
Treas-   Treas-
ury      ury
         Money
         Market
         Trust    34     476,655          -   -   - 476,655         -        -

ABN      ABN
AMRO     AMRO
Treas-   Treas-
ury      ury
         Money
         Market
         Trust    18           -    472,772   -   - 472,772    472,772       -

ABN      ABN
AMRO     AMRO
Treas-   Treas-
ury      ury
         Money
         Market
         Fund
         401K
         Rein-
         vest-
         ment    114     176,793          -   -   -       -     176,793       -

ABN      ABN
AMRO     AMRO
Treas-   Treas-
ury      ury
         Money
         Market
         Fund
         401K
         Rein-
         vest-
         ment     41           -    165,376   -   -  165,376    165,376       -


CFC      Common
Inter-   Stock    12           -    215,189   -   -  270,213    215,189 (55,024)
na-
tional,
Inc.

CFC      Common
Inter-   Stock     5     338,242          -   -   -        -    338,242       -
na-
tional,
Inc.

LaSalle  LaSalle
National S&P
Trust    500
         Index   165   1,822,873          -   -   -        -  1,822,873       -

LaSalle  LaSalle
National S&P
Trust    500
         Index    69           -    732,210   -   -  564,100    732,210 168,110

Rem-     Rem-
brandt   brandt
Treasury Fixed
         Income
         Fund     80     449,859          -   -   -        -    449,859       -

Rem-     Rem-
brandt   brandt
Treasury Fixed
         Income
         Fund     39           -     62,628   -   -   62,190     62,628     438

Rem-     Rem-
brandt   brandt
Treasury Inter-
         national
         Equity
         Fund     55     514,679          -   -   -        -    514,679       -

Rem-     Rem-
brandt   brandt
Treasury Inter-
         national
         Equity
         Fund     11           -      6,444   -   -    5,888      6,444     556


Rem-     Rem-
brandt   brandt
Treasury Small
         Cap
         Fund     54     664,847          -   -   -        -    664,847       -

Rem-     Rem-
brandt   brandt
Treasury Small
         Cap
         Fund     11           -     11,958   -   -   11,371     11,958     587


Rem-     Rem-
brandt   brandt
Treasury Treas-
         sury
         Money
         Market
         Fund     69     100,524          -   -   -        -    100,524       -

Rem-     Rem-
brandt   brandt
Treasury Treas-
         sury
         Money
         Market
         Fund     69           -  3,320,223   -   - 3,320,223 3,320,223       -

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         CFC INTERNATIONAL, INC. EMPLOYEES
                         SAVINGS AND INVESTMENT PLAN



                         BY: /s/ Dennis W. Lakomy
                         Dennis W. Lakomy
                         Plan Administrator



Date:  June 30, 1999

                                                               EXHIBIT 23






                       CONSENT OF INDEPENDENT ACCOUNTANTS





We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-2978 and 333-32481) of CFC International, Inc. of our report dated June 29, 1999 appearing on page 5 of this Form 11-K.







PricewaterhouseCoopers LLP
Chicago, Illinois
June 30, 1999